SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

October 23, 2014, Honda will strengthen both the quality assurance structure during the development process at R&D centers and the system and capability to check potential quality issues through the collaboration of experts from each of the production, quality management and customer service divisions.

Moreover, Honda will create a new position of executive officer in charge of this quality reform for Automobile Operations, as the person responsible for the implementation of measures to prevent a recurrence of quality issues and lead Honda’s company-wide reform of the quality assurance structure in a cross-functional manner. Furthermore, the same officer will concurrently serve as a vice president of Honda R&D Co., Ltd. and lead the effort to strengthen the quality assurance structure within the technology/product development process at Honda R&D.

Exhibit 2:

October 23, 2014, Honda Motor Co., Ltd. announced the Notice Concerning Operating Officer Change in Responsibilities effective November 1, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 27, 2014

Concerning the Strengthening of the Quality Assurance Structure

October 23, 2014

Honda Motor Co., Ltd.

October 23, 2014 - Honda Motor Co., Ltd. has always placed the highest priority on the safety and sense of security of our customers. Based on this priority, Honda has been improving the quality of our products throughout the processes of development, production and customer service and taking prompt action at the earliest possible timing to remedy quality issues found in the market.

However, since the all-new Fit Hybrid and Vezel Hybrid went on sale in 2013, Honda has caused considerable inconvenience to our customers with multiple recalls.

Taking these recalls seriously, Honda will revisit its existing quality assurance structure and undertake a reform in the effort to eliminate quality issues.

The defect in question was caused due to the fact that the system which controls the motor and engine in combination was not adequately verified during the system development processes, in which verification is conducted assuming use in a certain variety of possible conditions. Giving due consideration to this fact, Honda will further strengthen its verification during the technology/product development process and during the transition to mass production by assuming use in a wider range of possible conditions.

To this end, Honda will strengthen both the quality assurance structure during the development process at R&D centers and the system and capability to check potential quality issues through the collaboration of experts from each of the production, quality management and customer service divisions.

Moreover, Honda will create a new position of executive officer in charge of this quality reform for Automobile Operations, as the person responsible for the implementation of measures to prevent a recurrence of quality issues and lead Honda’s company-wide reform of the quality assurance structure in a cross-functional manner. Furthermore, the same officer will concurrently serve as a vice president of Honda R&D Co., Ltd. and lead the effort to strengthen the quality assurance structure within the technology/product development process at Honda R&D.

Finally, sincerely accepting responsibility for the fact that these quality issues caused considerable inconvenience to our customers and society, the executive officers in charge of relevant areas, including the president and CEO, will voluntary forfeit part of their salaries.

Honda deeply regrets the significant inconvenience experienced by our customers. With the determination to pursue the prevention of a recurrence, the improvement of product quality and the delivery of products that satisfy our customers, Honda asks for your continuous understanding and cooperation.

Notice Concerning Operating Officer Change in Responsibilities

October 23, 2014

Honda Motor Co., Ltd.

October 23, 2014 - Honda Motor Co., Ltd. has decided the following change in responsibilities effective November 1, 2014.

Operating Officers to change titles/responsibilities

Name	New Title	Current Title
Koichi Fukuo	Senior Managing Officer, Executive in Charge of Quality Reform for Automobile Operations and Executive Vice President, Executive Officer and Director of Honda R&D Co., Ltd.	Senior Managing Officer, Executive in Charge of Business Unit No.1 for Automobile Operations

Related personnel change:

Name	New Title	Current Title
Yosuke Sekino	Executive in Charge of Business Unit No.1 for Automobile Operations	Automobile Operations